FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated January 2, 2009, regarding the announcement that Banco Santander, S.A. will pay a dividend on account of the earnings for the 2008 financial year as of February 1, 2009, for a gross amount per share of €0.12294.

Item 1
MATERIAL FACT
Banco Santander, S.A. hereby notifies that as of February 1st next it will pay a third interim dividend on account of the earnings for the 2008 financial year, for a gross amount per share of € 0.12294, which is the same as the dividend paid in February of last year as the third interim dividend on account of the 2007 financial year. This dividend will be paid on each of the shares issued, which currently are 27.8 per cent more than in February 2008. On 2nd February, Monday, the Bank’s share will already be trading ex-dividend.
Boadilla del Monte (Madrid), 2nd January 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 5, 2009	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez Title: Executive Vice Presidenty